

Mail Stop 3720

January 2, 2008

VIA U.S. MAIL AND FAX (240) 912-1839
Mr. Richard J. Leimbach
Vice President Finance
Telkonet, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

> **Re:** **Telkonet Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the Quarters Ended March 31, June 30 and September 30, 2007**
> **File No. 1-31972**

Dear Mr. Leimbach:

We have reviewed your supplemental response letter dated November 21, 2007 as well as your filings and have the following comments. As noted in our comment letter dated June 12, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2006

Note F- Equipment Under Operating Leases, page F-20

1. We note your response to prior comment 5. Per your statement, under the new agreement, "HLC has the right to contract with other vendors to provide customer support services" and "as of November 19, 2007, HLC has successfully converted 74 customers out of the 224 portfolio customers purchased." In this regard, tell us:

   - When HLC had the ability to enter into a new agreement with the customers it acquired from you.
   - When HLC entered into the new agreement(s) with your previous customers giving HLC the right to contract with other vendors to provide customer support services and whether the new agreement(s) required your consent or approval.
   - How you will account for the deferred revenue that you initially recorded, following HLC's execution of any new agreement(s) that may involve other

> vendors. Per your previous disclosure, you received 10% in advance as deferred revenue and the remaining 20% payable upon collection from the customers.
> * Whether you will continue to receive the remaining 20% payable upon collection from the customers if HLC contracts with another vendor to provide the customer support services.
> * In order to facilitate our understanding of the transactions involved, please provide journal entries illustrating how you accounted for the HLC sale transaction at inception and upon the execution of the new agreement(s) that may involve other vendors who provide support services.

Form 10-Q for the Quarter Ended June 30, 2007

Note E – Senior Convertible Debentures, page 16

2. We note your response to prior comment 6. We also note your statement that based on the revised calculation you do not believe the recalculated value of the conversion feature is material to your consolidated financial statements. It appears to us that if your total discount should be $2,915,630, then your note payable, net should have been reported at $3,660,720 at issuance, which appears to be material to your balance sheet. Please:

> * Quantify for us the impact that this error has on your balance sheet and your income statement, specifically your note payable and stockholders' equity and the related impact of increased interest expense. Provide a SAB 99 analysis.
> * Tell us how you calculated the accretion of each of the discounts per Note E of the September 30, 2007 Form 10-Q. In this regard, it appears that you have accelerated the accretion of the original issue discount during the three months ended September 30, 2007.

Form 10-Q for the period ended September 30, 2007

Note B – Acquisition of Subsidiary

Acquisition of Newport Telecommunications Co. by Subsidiary, page 15

3. We note that the total purchase price of the NTC acquisition was $2,550,000. Please provide audited financial statements for NTC required by Rule 3-05 of Regulation S-X. Further, provide pro forma financial statements that comply with Article 11 of Regulation S-X.

* * * *

Please respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director